RADICA(R) GAMES LIMITED ANNOUNCES SOFTWARE AGREEMENT
                     WITH CHILDREN'S TECHNOLOGY GROUP, INC.

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
NOVEMBER 1, 1999                                     PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


                                                     JEFF CHATFIELD
                                                     INVESTOR RELATIONS
                                                     1ST NET TECHNOLOGIES, INC.
                                                     (858) 675-4449


(HONG KONG) Radica Games Limited (NASDAQ RADA) and Children's Technology Group, Inc. announced today an Internet software development and license agreement that will allow Radica to develop an Internet browser for girls under the Girl Tech(R) brand. The custom browser has built-in safety features, including a secure environment that limits access to sites that have been pre-approved by parents or the Girl Tech online community. The Girl Tech community includes secure, supervised chat rooms, email, and other educational and entertaining features. As part of this agreement, Radica has entered into a worldwide licensing agreement with Children's Technology Group for the exclusive rights to custom software built on GTG's Mindwalker(TM) Technology platform. The agreement runs through 2002.

"We are thrilled to bring CTG's innovative technologies to our Girl Tech Brand and award-winning on-line community. Developing an Internet browser is an important step towards Radica's strategic goal to enhance our Internet presence through high quality sites and Internet-based products," said Pat Feely, Radica's CEO.

Girl Tech's browser, Surfer Girl(TM), will provide girls with a unique online experience, with a specialized interface, content, and safety features. In addition to the activities and content, the award-winning Club Girl Tech site will have special content areas that only Surfer Girl users can access. Club Girl Tech receives millions of hits from 100 countries around the world and is a premiere site for girls on the Internet.

The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.


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Radica Games Limited  (Radica) is a Bermuda company  headquartered  in Hong Kong
(NASDAQ - RADA). Radica is a leading developer, manufacturer and distributor of electronic games including handheld games, video game controllers and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the
Internet    at    http://www.radicagames.com    and    about    Girl   Tech   at
http://www.girltech.com.


Children's Technology Group, Inc., a subsidiary of 1st Net Technologies, Inc. (OTCBB: FNTT), is committed to producing the highest quality web-based resources for children. For more information about Children's Technology Group, go to http://www.crayoncrawler.com.

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